Wallbox Announces First Quarter 2026 Financial Results

BARCELONA, SPAIN - May 6, 2026 - Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the first quarter ended March 31, 2026 and provided a business update.

First Quarter 2026 Highlights and Business Update:

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Generated revenue of €29.7 million in the quarter.
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Delivered Gross Margin1 of 37.3%.
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Adjusted EBITDA1 was €(6.0) million, representing a 23% improvement year-over-year.
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Continued improvement in operational efficiency resulted in a 31% year-over-year reduction in labor costs and operating expenses.
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Reduced inventory by 15% compared to the last quarter, driving incremental cash flow.
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Secured €11 million in interim financing and signed the comprehensive restructuring plan, which enhances the long-term financial visibility.

Executive Commentary

Enric Asunción, CEO of Wallbox, said, “In the first quarter of 2026, we continued to execute our transformation strategy with discipline, focusing on improving operational efficiency, optimizing our cost structure, and strengthening our financial position. While revenue was impacted by a softer market environment and the one-off effect of the refinancing process, we achieved a significant improvement in adjusted EBITDA, demonstrating the strength of the measures implemented”.

Mr. Asunción added, “With the signing of the refinancing agreement, which has allowed us to secure additional funding and enhance our long-term financial visibility, we believe we are in a stronger position to return to growth and continue progressing toward profitability, supported by our product portfolio and the strengthening of our commercial and service capabilities”.

Financial Outlook - Second Quarter 2026

The following reflects the company’s expectations for select key financial metrics for the second quarter of 2026.

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Expects revenue to be in the range of €33 million to €36 million
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Expects Gross Margin1 between 38% and 40%
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Expects a negative Adjusted EBITDA1 between €(5) million and €(3) million

1 See Non-IFRS Financial Measures section below

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, May 6, 2026. The live audio webcast and accompanying presentation will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/. A recording of the webcast will also be available following the conference call.

First Quarter 2026
Unaudited Financial Results

Wallbox N.V.

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Cash & Cash Equivalents

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Investments and Loans & Borrowings

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wallbox intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s expected future operating results and financial position, growth, profitability and cost optimization, including the expected impact of Wallbox’s renewed capital structure; industry and company growth, and Wallbox’s business strategy and plans and related reinforcement of Wallbox’s sales and service organization. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; risks related to the restructuring plan, including the pending court approval and the potential for delays or Wallbox’s inability to achieve projected operating improvements; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures
Wallbox reports its financial information required in accordance with the International Financial Reporting Standards (“IFRS”). This release includes financial measures not based on IFRS, including Adjusted EBITDA and Gross Margin (the “Non-IFRS Measures”). See the definitions set forth below for a further explanation of these terms.

Wallbox defines “Gross Margin” as revenue less changes in inventory, raw materials and other consumables used, divided by revenue.

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). Wallbox defines Adjusted EBITDA as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that it does not consider in its evaluation of the Company’s ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of the Company’s strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. Wallbox presents the Non-IFRS Measures because management considers them to be important supplemental measures of the Company’s performance, and believes they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of the Company’s performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing its ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, management believes it is enhancing investors’ understanding of the Company’s business and its results of operations, as well as assisting investors in evaluating how well the Company is executing its strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in the Company’s consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of Wallbox’s business; such measures do not reflect the Company’s expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in the Company’s working capital needs; such measures do not reflect the Company’s share based payments, income tax benefit/(expense) or the amounts necessary to pay its taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than Wallbox does, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to Wallbox to invest in the growth of its business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures Wallbox uses may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. The Company compensates for these limitations by relying primarily on its IFRS results and using the Non-IFRS Measures only as supplemental measures.

Reconciliations of the forward-looking Non-IFRS Measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical Non-IFRS Measures, the amounts of which could be material.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com

Source: Wallbox N.V.